Exhibit 99.1

Medicure Q1 2018 Results and Conference Call Dates

WINNIPEG, May 17, 2018 /CNW/ - Medicure Inc. ("Medicure") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, will release financial results for the first quarter ended March 31, 2018 on Wednesday, May 23, 2018. The first quarter financial statements will be made available on the Company's website at www.medicure.com. Medicure will hold a conference call and webcast regarding the results on Thursday, May 24, 2018 at 7:30 AM Central Time (8:30 AM Eastern Time).

Conference Call Info:

Topic:  Medicure's Q1 2018 Results

Call date:  Thursday May 24, 2018

Time:  7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free:  1 (888) 465-5079   Canada toll: 1 (416) 216-4169

United States toll-free:  1 (888) 545-0687

Passcode:  5781086#

Webcast:  This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors.html

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

View original content:http://www.prnewswire.com/news-releases/medicure-q1-2018-results-and-conference-call-dates-300650685.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/17/c7045.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 18:00e 17-MAY-18